UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SEC FILE NUMBER

001-38623

FORM 12b-25

CUSIP NUMBER
NOTIFICATION OF LATE FILING
70451A104

(Check One)    ☐ Form 10-K    ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form 10-D ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Paysign, Inc.

Full Name of Registrant:

Former Name if Applicable

2615 St. Rose Parkway

Address of Principal Executive Office (Street and Number)

Henderson, NV 89052

City, State, and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Paysign, Inc. is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 within the prescribed time period due to a change in accounting estimate for recognizing settlement income for certain of the Company's Pharma programs.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark K. Attinger	702	749-7240
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).☐ Yes ☒ No

Form 10-K for the fiscal year ended December 31, 2019.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a decrease in revenue of $9,160,658 for the three months ended September 30, 2020 compared to the same period in the prior year due to a $1,750,500 reduction in Plasma revenue and a $7,454,938 reduction in Pharma revenue and a $44,780 increase in Other revenue. The foregoing decreases in revenue result from a decrease in Plasma donations and dollars loaded to card, a decrease in the revenue conversion rate, and $6,293,203 adjustment for a change in accounting estimate related to the Company’s recognition of settlement income and the institution of recognizing the revenue at card expiration on Pharma programs.

During the three months ended September 30, 2020, the Company changed its estimate for recognizing settlement income for Pharma programs based on substantially different performance indicators observed, current trends and new information available in dollar loads and spending patterns compared to historical experience. In addition to the change in estimate, there was a decrease in the revenue conversion rate on Pharma revenues due to lower unspent balances and improved client program management. Both the Plasma and Pharma industries were negatively impacted by the novel coronavirus and the incidence of the related disease, COVID-19.

Paysign, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 17, 2020	By	/s/ Mark K. Attinger

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